Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

13th May 2021

Vedanta Limited

Consolidated Results for the Fourth Quarter

and Full Year ended 31st March 2021

All time high EBITDA for Q4 FY2021 at ₹ 9,107 Crore, up 88% Y-o-Y

Strong Financial Performance, Att. PAT (before exceptional items) at ₹ 7,013 crore

Mumbai, India: Vedanta Limited today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31st March 2021 (FY2021).

Financial Highlights

Q4 FY2021	FY2021
• EBITDA up by 88% Y-o-Y to ₹ 9,107 crore • Robust EBITDA margin[1] of 38% • Att. PAT (before exceptional items) at ₹7,013 crore	• EBITDA up by 30% Y-o-Y, at ₹ 27,341 crore • Robust EBITDA margin[1] of 36% • Att. PAT (before exceptional items) at ₹ 12,151 crore

Other Financial Highlights FY2021

•	Improved double-digit ROCE at c.19%

•	ND/EBITDA at 0.9x, maintained at low level

•	Net Debt at ₹ 24,414 crore, reduction of 32% compared to 31st December 2020

•	Strong liquidity position with total cash & cash equivalent at ₹ 32,614 crore

•	Contribution to the ex-chequer of ₹ 35,018 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 9

Results for the Year Ended 31 March 2021

Operational Highlights FY2021

•	Zinc India

•	Record ore production of 15.5 million tonnes despite disruptions on account of the pandemic

•	Highest ever mined metal production of 972kt, up 6% Y-o-Y

•	Record Silver production of 706 tonnes

•	Zinc International:

•	Gamsberg record production volume at 145 kt in FY2021, up by 34% Y-o-Y

•	Gamsberg cost of production at $1,288/t, down 11% Y-o-Y

•	Oil & Gas:

•	Average gross operated production of 162 kboepd for FY2021, down 6% Y-o-Y

•	74 wells hooked up during FY2021

•	New gas processing terminal commissioned; ramp up underway expected to add ~ 15 kboepd by Q1 FY2022

•	Aluminium & Power:

•	Highest ever Aluminium production of 1,969kt, with 2.1 Mtpa run rate achieved in Q4

•	Highest ever Alumina production at 1,841 kt, up 2% Y-o-Y

•	Lowest cost of production in last 7 years at US$ 1,347 per tonne, 20% lower Y-o-Y

•	Iron Ore:

•	Production of saleable ore at Karnataka at 5 million tons, up 15% Y-o-Y

•	Iron ore sales in Goa at 2.1 million tonnes in FY2021

•	Continued engagement with the Stakeholders for resumption of Goa mining

•	Steel:

•	Steel production at 1.19 million tonnes, down 4% due to covid lockdown

•	EBITDA Margin at $95/t, up by ~23%

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 9

Results for the Year Ended 31 March 2021

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “We are delighted to announce an outstanding quarter. Our key businesses delivered record operational performance, maintaining the trajectory of cost and volumes, driven by structural integration and technology adoption. Our businesses have shown resilience in uncertain market environment as we continue with our winning streak, reporting the highest ever quarterly EBITDA. We are fully supporting our employees, partners, and communities to navigate through these tough times. We are well on our path to execute on strategic priorities to maximize value for stakeholders”

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

	Q4%			Q3%		FY		%
Particulars	FY2021	FY2020	Change	FY2021	Change	FY2021	FY2020	Change
Net Sales/Income from operations	27,874	19,513	43%	22,498	24%	86,863	83,545	4%
Other Operating Income	332	242	37%	237	40%	1,158	902	28%
EBITDA	9,107	4,844	88%	7,695	18%	27,341	21,060	30%
EBITDA Margin[1]	38%	28%	—	39%	—	36%	29%	—
Finance cost	1,325	1,064	24%	1,321	0%	5,210	4,977	5%
Investment Income	860	611	41%	771	12%	3,269	2,443	34%
Exchange gain/(loss) - (Non operational)	(71)	(274)	—	177	—	129	(306)	—
Profit before Depreciation and Taxes	8,571	4,115	—	7,322	17%	25,529	18,220	40%
Depreciation & Amortization	2,055	2,252	(9%)	1,912	7%	7,638	9,093	(16%)
Profit before Exceptional items	6,516	1,863	—	5,410	20%	17,891	9,127	96%
Exceptional Items Credit/(Expense)[2]	(773)	(17,132)	—	(0)	—	(678)	(17,386)	—
Profit Before Tax	5,743	(15,269)	—	5,410	6%	17,213	(8,259)	—
Tax Charge/ (Credit)	(1,699)	3,338	—	1,186	—	2,334	3,005	(22%)
Tax on Exceptional items/ (Credit)	(187)	(6,524)	—	0	—	(154)	(6,521)	—
Profit After Taxes	7,629	(12,083)	—	4,224	81%	15,033	(4,743)	—
Profit After Taxes before exceptional items	8,216	(1,475)	—	4,224	95%	15,557	6,122	—
Minority Interest	1,196	438	—	925	29%	3,430	1,920	79%
Attributable PAT	6,432	(12,521)	—	3,299	95%	11,602	(6,664)	—
Attributable PAT before Exceptional Items	7,013	(1,914)	—	3,299	—	12,151	3,993	—
Basic Earnings per Share (₹/share)	17.37	(33.82)	—	8.91	95%	31.32	(18.00)	—
Basic EPS before Exceptional items	18.94	(5.17)	—	8.91	—	32.80	10.78	—
Exchange rate (₹/$) - Average	72.95	72.45	1%	73.74	(1%)	74.11	70.86	5%
Exchange rate (₹/$) - Closing	73.30	74.81	(2%)	73.02	0%	73.30	74.81	(2%)

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 9

Results for the Year Ended 31 March 2021

Revenue

Revenue for Q4 FY2021 was at ₹ 27,874 crore, higher 24% Q-o-Q & 43% Y-o-Y, primarily due to higher volume at Aluminium business, Zinc India, Iron ore business, higher power sales at TSPL and improved commodity prices.

Revenue for FY2021 was at ₹ 86,863 crore, higher 4%, mainly due to higher volume at Zinc India, Aluminium business, Iron ore & Steel business, higher commodity prices & rupee depreciation in FY2021. This was partially offset by lower volumes at Oil & Gas and Skorpion mine being under care and maintenance, lower power sales at TSPL and lower oil prices.

EBITDA and EBITDA Margin

EBITDA for Q4 FY2021 was at ₹ 9,107 crore, higher 18% Q-o-Q & 88% Y-o-Y, primarily due to higher volumes at Zinc India, Aluminium & Iron Ore business and higher commodity & oil prices in Q4 FY2021, partially offset by higher COP at Aluminium and steel business majorly due to input commodity inflation.

EBITDA for the FY2021 was at ₹ 27,341 crore, higher 30%, mainly on account of higher volume at Zinc India, Aluminium & Iron Ore business and structural reduction in COP at Aluminium business. This was partially offset by lower oil prices and lower volumes at Oil & Gas business.

We had a robust EBITDA margin1 of 36% for the year (FY 2020: 29%)

Depreciation & Amortization

Depreciation & amortisation for Q4 FY2021 was at ₹ 2,054 crore, higher 7% Q-o-Q, primarily due to higher volume & projects capitalization at Zinc India and capitalization of pots in Aluminium business.

Depreciation & amortisation for Q4 FY2021 was lower by 9% Y-o-Y, primarily on account of lower charge at Oil & Gas business due to impairment of assets in Q4 FY2020, lower charge at Zinc International due to Skorpion mines under care and maintenance, partially offset by higher depreciation charge at Zinc India on account of higher ore production and additional capitalisation.

Depreciation & amortisation for FY2021 was at ₹ 7,638 crore, lower 16%, primarily on account of lower charge at Oil & Gas business due to impairment of assets in Q4 FY2020, lower charge at Zinc International due to Skorpion mines under care and maintenance, partially offset by higher depreciation charge at Zinc India on account of higher ore production and additional capitalisation.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Results for the Year Ended 31 March 2021

Finance Cost and Investment Income

Finance cost for Q4 FY2021 was at ₹ 1,325 crore, flat Q-o-Q, higher interest cost due to lower interest capitalisation offset by repayment of borrowings.

Finance cost for Q4 FY2021 higher 24% Y-o-Y, primarily due to lower interest capitalisation.

Finance cost for FY2021 was at ₹ 5,210 crore, higher 5%, primarily due to lower interest capitalisation.

Investment Income for Q4 FY2021 was at ₹ 860 crore, higher 12% Q-o-Q & 41% Y-o-Y, primarily due to increase in interest income with a change in mix of investments.

Investment Income for FY2021 was at ₹ 3,269 crore, higher 34%, primarily due to increase in interest income with a change in mix of investments partially offset by lower investment corpus.

Exceptional Items

Exceptional items for Q4 FY2021 was at ₹ 773 crore, primarily due to provision in Steel business for obtaining environmental clearance, provision against advances, settlement of structured investments and CWIP impairment in Aluminium.

Exceptional items during FY2021 were ₹ 678 crore which pertains to provision in Steel business for obtaining environmental clearance, provision against advances, settlement of structured investments and CWIP impairment partly offset by RPO liability reversal in Aluminium.

Taxes

Tax credit for Q4 FY2021 stood at ₹ 1,886 crore (Q3 FY2021: Tax charge of ₹ 1,186 crore). The normalized ETR is 28% (excluding tax on exceptional items and deferred tax asset of ₹ 3,111 crore recognized on carry forward losses in ESL) compared to 27% in Q3. The normalized ETR for Q4 FY2020 was 49%.

The normalized ETR for FY2021 is 27% (excluding tax on exceptional items, tax on intra group dividend and deferred tax asset of ₹ 3,111 crore recognized on carry forward losses in ESL) compared to 34% in FY2020 which is primarily on account of change in profit mix and adoption of new tax regime in one of the major subsidiaries.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Results for the Year Ended 31 March 2021

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items for the quarter was at ₹ 7,013 crore.

For FY2021, Attributable Profit after Tax (PAT) before exceptional items was at ₹ 12,151 crore.

EPS for the year before exceptional items was at ₹ 32.80 per share compared to ₹ 10.78 per share in FY2020.

Balance Sheet

We have robust cash and cash equivalents of ₹ 32,614 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. Further, the Company has undrawn committed facilities of c. ₹ 7800 crore as on March 31, 2021.

Gross debt was at ₹ 57,028 crore on 31st March 2021, decreased by ₹ 2,159 crore Y-o-Y. This was mainly due to repayment of debt at Aluminum and Zinc Business.

Net debt was at ₹ 24,414 crore on 31st March 2021, higher by ₹ 2,988 crore Y-o-Y, primarily driven by dividend payment during the year and inter-company loan (ICL) to VRL, partially offset by strong cash flow from operations post capex.

•	CRISIL Ratings at AA- with stable outlook

•	India Ratings at AA- with stable outlook

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 9

Results for the Year Ended 31 March 2021

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Hindustan Zinc ranked 1st position in Asia Pacific Region in metals and mining sector and 7th Globally in Environment by the Dow Jones Sustainability Index 2020.

•

Hindustan Zinc recognized as ‘A’ rated company for Climate Change CDP (Carbon Disclosure Project) is among the top 2 companies in metals and mining sector across the globe along with Anglo American Platinum.

•	Hindustan Zinc Evolve E-commerce portal received “Best E-commerce Technology Innovation” award at 21st Inflection Conference Awards 2020.

•	Hindustan Zinc Dariba and Chanderiya Captive Power Plant received “Water Optimization Award 2020” in the category of Best water efficient plant <=500 MW & Best Zero Liquid discharge plant.

•	Hindustan Zinc identified as “Responsible Business of the Year” and awarded with Grant Thornton SABERA Award 2020 for community development.

•	Cairn Oil & Gas Midstream received British Safety Council, “Sword of Honor”

•	Cairn Oil & Gas Won TechCircle Business Transformation Awards 2020 for Excellence in Digital Execution for Quality Transformation for the “Next Generation Workplace – Office 365”

•

Cairn Oil & Gas Won Sustainability 4.0 Award, the leaders awards under the mega large business category and the first runner-up award under the Jury special Mention award on “Recycling of Produced water for Injection Purpose”.

•	Vedanta Ltd, Jharsuguda plant received National Energy Conservation Award for Operational Excellence by Bureau of Energy Efficiency, Govt of India

•	Vedanta Ltd, Jharsuguda plant received Greentech Safety Award 2020 and Greentech Sustainability Award 2020 for Operational Excellence.

•	Balco received Golden Peacock Award for Sustainability for Operational Excellence.

•	Balco Won Gold Medal at the National Awards for Manufacturing Competitiveness 2019-20 for Operational Excellence.

•

Vedanta Aluminium and Power Business received “Gold Award” in Marketing communication for Aluminium and Internal communication for Social Media Brand Ambassadors Program at 11th India PR & Corporate Communication (IPRCCA) Awards.

•	ESL Steel won Greentech Safety Award for Corona Protection Initiatives.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 9

Results for the Year Ended 31 March 2021

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on May 13, 2021, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on May 13, 2021	India – 6:30 PM (IST)	India: Local Dial In: +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 9:00 PM (Singapore Time)	Toll free number: 800 101 2045 Toll number: 6531575746
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448 Toll number: 85230186877
	UK – 02:00 PM (UK Time)	Toll free number 0 808 101 1573 Toll number: 442034785524
	US – 9:00 AM (Eastern Time)	Toll free number 1 866 746 2133 Toll number: 13233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=1447150&linkSecurityString=4e57c1638

Call Recording	Will be available on Vedanta limited website at following URL: https://www.vedantalimited.com/Pages/FinancialReports.aspx

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in
Raksha Jain Manager – Investor Relations

Communications Ms. Roma Balwani Director - Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 9

Results for the Year Ended 31 March 2021

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model Anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Vedanta and its group companies have been featured in Dow Jones Sustainability Index 2020, and were conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by the Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai—400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 9